HERRICK
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

July 31, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:	Laidlaw Energy Group, Inc. Form S-1 (Registration No.: 333-181044)

Ladies and Gentlemen:

On behalf of our client, Laidlaw Energy Group, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 3 to Form S-1 (the “Amendment”) to register an aggregate of 434,782,610 shares of the common stock, par value $0.0001 per share, of the Company, on behalf of the selling stockholders named therein. The Amendment and the remainder of this letter respond to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 30, 2012 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on July 26, 2012.

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Selling Shareholders, page 43

1.	We note your response to comment 1 in our letter dated July 20, 2012, and your revised disclosure. Please further revise your disclosure to clarify that the selling shareholders will sell within the range until your shares are listed or quoted on a national securities exchange and thereafter at prevailing market prices or in privately negotiated prices. Please make conforming changes to the Plan of Distribution section of the prospectus as well.

Securities and Exchange Commission
July 31, 2012

Effect has been given to the Staff’s comments. Please see the additional disclosure found on the prospectus cover page, and pages 3, 43 and 44 of the Amendment.

* * * * *

The Company desires the Form S-1, as amended, be declared effective at the earliest possible date. We would therefore request, if practicable that further Staff comments be addressed telephonically, to the undersigned at (212) 592-5924 or in his absence to Richard M. Morris at (212) 592-1432.

Very truly yours,

/s/ Stephen E. Fox
Stephen E. Fox

cc:

Securities and Exchange Commission
      Dietrich King, Legal Branch Chief
      Jim Allegretto, Assistant Chief Accountant
      Scott Anderegg, Staff Attorney
      Adam Phippen, Staff Accountant

Laidlaw Energy Group, Inc.
Richard M. Morris, Esq.